

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Kong Xiao Jun
Chief Executive Officer
China Foods Holdings Ltd.
2301A, 26 Harbour Road
Wanchai, Hong Kong

   **Re: China Foods Holdings Ltd.**
    **Form 10-K for Fiscal Year Ended December 31, 2022**
    **File No. 001-32522**

Dear Kong Xiao Jun:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Disclosure Review Program

cc:  Conn Flanigan